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[LOGO OF JOHN HANCOCK]    Life Insurance Company (U.S.A.)

SUPPLEMENTARY BENEFIT
RESIDUAL LIFE INSURANCE BENEFIT AND CONTINUATION OF ACCELERATION RIDER

We agree, subject to the terms and conditions of this rider, and any other applicable rider(s) and the policy, to make available the payments described below.

This rider is made a part of the policy to which it is attached, in consideration of the application, a copy of which is attached to and made a part of the policy, and the rider charges for this rider, which are shown in the Specifications section of the policy.

All provisions relating to the Federal Income Tax Treatment of This Rider, Thirty Day Free Look, Notice to Buyer, Caution, Eligibility for Payment of Benefits, Limitations on or Conditions For Eligibility For Payment Of Benefits, Examinations and Assessments, Appeals, Legal Action, Time Limit on Certain Defenses, Grace Period, Added Protection Against Termination and Reinstatement, and Changes to this Rider as set forth in the Acceleration Of Life Insurance Death Benefit For Qualified Long-Term Care Services Rider (hereinafter "Acceleration Rider") annexed hereto, apply in their entirety to this rider. In addition, the definition of "Qualified Long Term Care Services" set forth in the Acceleration Rider applies to this rider.

Notwithstanding any policy provision to the contrary, the life insurance policy remains in effect to the extent necessary, although no benefits may be payable under its terms, during any period in which benefits are being paid under the terms of this rider.

DEFINITIONS

Face Amount means, for purposes of this rider, either Face Amount or Total Face Amount, depending on which term is used in the underlying policy.

Full Acceleration means the Face Amount of the underlying policy is zero.

RESIDUAL LIFE INSURANCE BENEFIT

Upon receipt of due proof of the Life Insured's death while this rider is in effect, and subject to the terms and conditions set forth below, we will pay a death benefit equal to the Residual Life Insurance Amount in excess of the death benefit under the policy, if such amount is greater than zero.

The Residual Life Insurance Amount is the lesser of:

    A) $25,000; and

    B) 10% of the Face Amount under the policy at issue, reduced proportionally for any reduction in Face Amount not due to acceleration under the Acceleration Rider.

When a payment is made pursuant to this section, the Company's obligation under both the policy and this rider is satisfied in full.

The Residual Life Insurance Benefit may not be accelerated under the terms of any rider.

CONTINUATION OF BENEFITS UPON FULL ACCELERATION UNDER ACCELERATION RIDER

The benefits set forth below are available only in the event there has been a Full Acceleration of Face Amount under the policy, pursuant to the Acceleration Rider. A Full Acceleration occurs on the date the Face Amount remaining is zero, after any monthly benefit payment is made pursuant to the terms of the Acceleration Rider.

 05LMAXR

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Continuation of Monthly Benefit Payments

Subject to the conditions, limitations, and exclusions described herein, upon a Full Acceleration we will continue to make a monthly benefit payment pursuant to the terms of the Acceleration Rider, notwithstanding the termination provision of that Rider. Provided that the eligibility requirements under the Acceleration Rider continue to be met, this monthly benefit will be an amount not to exceed the lesser of (i) the charges incurred by the Life Insured for Qualified Long-Term Care Services, and (ii) the Maximum Monthly Benefit Amount (hereinafter "MMBA") under this rider . The MMBA under this rider is shown in
Section 1 of the policy.

In the month when Full Acceleration will occur, if the Face Amount remaining is less than both the MMBA under the Acceleration Rider and the charges incurred by the Life Insured for Qualified Long Term Care Services, a reduced amount of the MMBA under this rider may also be payable for that month only. Such reduced amount will be equal to the MMBA under this rider, multiplied by 1 minus the ratio of Face Amount remaining to the MMBA under the Acceleration Rider.

Time of Payment of Benefits

We will pay the monthly benefit amount for any loss covered by this rider, provided we receive evidence as referenced above and described in the Acceleration Rider. After services have been rendered and during the Life Insured's lifetime, we will make these payments on a monthly basis until the total of all monthly payments made pursuant to this rider equals the MMBA under this rider divided by the Maximum Acceleration Percentage under the Acceleration Rider.

EXTENSION OF BENEFITS UNDER ACCELERATION RIDER WHEN OWNER IS THE LIFE INSURED

If this rider is in effect, the Extension of Benefits provision under the Acceleration Rider is deleted and replaced in its entirety as follows:

If you are the Life Insured and confined in a Nursing Home, and the policy and Acceleration Rider both terminate for any reason while you are receiving continuous, uninterrupted benefits under the policy and Acceleration Rider, benefits for such Nursing Home confinement will continue during the lifetime of the Life Insured until the earlier of the following dates:

  .   the date you are discharged from the Nursing Home; and

  . the date when the Face Amount remaining after any monthly benefit payment under the Acceleration Rider is zero, and the total of all monthly payments made pursuant to this rider equals the MMBA under this rider divided by the Maximum Acceleration Percentage under the Acceleration Rider.

If your benefits are continued under this Extension of Benefits provision, we will calculate the "Face Amount" remaining as if your policy had remained in force, but NO Insurance Benefit will be payable to the beneficiary under the policy, the Acceleration Rider, or this rider.

This Extension of Benefits provision is subject to all of the provisions of the Acceleration Rider (including but not limited to the Elimination Period and Eligibility for the Payment of Benefits.)

PAYMENT OF BENEFITS AND DISCHARGE OF LIABILITY

While the Life Insured is living, all benefits will be paid to you or an alternative payee as designated by you or your legal representative. Any life insurance benefit arising under the terms of this rider will be paid as if it were the death benefit provided by the terms of the policy, following notification of the Life Insured's death.

At our option, a benefit payment of $1,000 or less may be paid to an alternative payee, if such benefit is payable to any person who is a minor or otherwise not competent to give a valid release. The alternative payee must be a person who is deemed by us to be justly entitled to the benefit.

We will be fully discharged and released from all liability to you, and any alternative payee, any assignee, and any beneficiary under the policy to the extent of any payment made in good faith under this rider.

 05LMAXR

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TERMINATION

This rider will terminate on the earliest of:

   (a) the date of exchange or termination of the policy or the Acceleration Rider; or

   (b)    the payment or application of the Surrender Value under the policy; or

   (c)    the date this rider is discontinued on request; or

   (d)    the date of the Life Insured's death.

Signed for the Company by:

                                   Secretary

 05LMAXR